Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended June 30,
	2009	2008
Net Income	$114,118,000	$133,726,000

Basic weighted average shares outstanding	82,734,765	89,461,429
Diluted weighted average shares outstanding	82,734,765	90,697,732

Basic net income per share	$1.38	$1.49

Diluted net income per share	$1.38	$1.47

	Six months ended June 30,
	2009	2008
Net Income	$190,824,000	$251,899,000

Basic weighted average shares outstanding	83,301,945	90,124,870
Diluted weighted average shares outstanding	83,301,945	91,365,945

Basic net income per share	$2.29	$2.79

Diluted net income per share	$2.29	$2.76